MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (“MD&A”) reviews the activities of First Point Minerals Corp. (“First Point”, or the “Company”) and compares the financial results for the three and six month periods ended June 30, 2006 with those of the corresponding periods in 2005.  In order to gain a more complete understanding of the Company’s financial condition and results of operations, this MD&A should be read in conjunction with the audited and unaudited consolidated financial statements and accompanying notes for all relevant periods, copies of which are filed on the SEDAR website.

The information contained in this MD&A is made as of the date of this MD&A(1), August 25, 2006 (the “Report Date”).

1. Overview

The Company was incorporated as a junior capital pool company in the province of Alberta on February 2, 1995, and established itself as a mineral exploration company in June 1996.  The Company’s shares are listed on the TSX Venture Exchange (the “Exchange”), trading under the symbol “FPX”.

The Company explores for precious metals.  Its exploration efforts at the present time are focused on the exploration and development of precious metal properties in Central America, particularly in Nicaragua.

First Point completed a private placement financing in March 2006, raising gross proceeds of $1,626,700.  A substantial portion of the proceeds have been allocated to a 4,000 metre drilling program to test several targets at the Company’s Rio Luna project in Nicaragua.  Additional funds will be spent on mapping and sampling the very large high sulphidation Boaco Viejo and Mesas de Cuapa concessions that were recently acquired in Nicaragua.  Portions of these concessions are characterized by intense quartz alunite alteration plus felsic domes analogous to the Yanacocha gold mine in Peru, the Pueblo Viejo gold mine in the Dominican Republic, and a number of other large gold deposits in Latin America.

Aquila Resources Corp., a private company in which First Point currently holds 2,255,916 shares, completed a reverse take-over of JML Resources Ltd., a Toronto-based exploration company in May, 2006.  Aquila Resources Inc. (“Aquila”), the resulting company, went public on May 1, 2006 and trades on the TSX Venture Exchange (trading symbol: AQA).  As of the Report Date, First Point holds an interest of approximately 5% in Aquila.

(1) This MD&A contains certain forward-looking information. All information, other than historical facts included herein, including without limitation data regarding potential mineralization, exploration results and future plans and objectives of First Point is forward-looking information that involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated in the forward-looking information.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles, and these statements are filed with the relevant regulatory authorities in Canada.  There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls made during the period covered by these interim filings. All monetary amounts are in Canadian dollars unless otherwise noted.

2. Results of Operations

First Point explores for precious metal deposits, none of which have been advanced to the point where a production decision can be made.  As a consequence, the Company has no producing properties, and no sales or revenues.

Three months ended June 30, 2006

The Company’s net income for the quarter ended June 30, 2006 was $29,180, compared to a net loss of $85,450 for the same period in 2005.  Excluding other items (primarily the gain on the sale of marketable securities which totaled $159,142 (2005 - $nil) arising from the sale of 250,657 Aquila shares, the net loss for the quarter ended June 30, 2006 would have been $134,222, compared to a net loss of $111,668 for the same period in 2005.

During the current quarter, the Company incurred general and administrative expenses of $134,222 (2005 - $111,668).  Accounting, audit and legal expenses totaled $24,288 (2005 - $9,350), an increase of $14,938, which is accounted for by audit fees of $15,000 (2005 - $nil) that were paid in the current quarter for services rendered for the 2005 year end audit.  Travel and promotion expenses totaled $15,497 (2005 - $7,829), an increase of $7,668 that arose due to an increase in investor relations activities.  Wages and benefits totaled $23,265 (2005 - $712), an increase of $22,553.    The increase in wages and benefits expenses occurred due to a reduction of the portion of salary expense that was capitalized to deferred exploration project costs.  Stock-based compensation expense of $19,091 (2005 - $nil) was incurred this quarter as a result of the vesting of 100,000 (2005 – nil) stock options granted.  The Company incurred $23,063 (2005 - $49,421) in general exploration expenses during the current quarter.  The $26,358 decrease in general exploration was primarily attributable to the Company having reduced its reconnaissance exploration activities in Central America during the current quarter as compared to the same period in 2005.

Other income in the current quarter was $nil (2005 - $24,982).  The amount reported in the 2005 period was for reimbursement for services (primarily office rent and bookkeeping) provided to third parties.  Management concluded that a more appropriate accounting treatment would be to credit such payments to rent and salary expense, rather than to record the payments as other income.  The revised accounting treatment was implemented in the first quarter of 2006.

Nicaraguan operations:

The Company’s expenditures on the Rio Luna property during the current quarter were $220,527 (2005 - $131,281), all of which were capitalized and deferred in accordance with the Company’s accounting policies.   Activities at Rio Luna in the quarter consisted chiefly of diamond drilling:

  Six holes were completed on a portion of the San Andreas Vein System, with encouraging results in four of the holes.  Of particular interest were the relatively high silver assays, ranging up to several hundred grams/tonne (g/t), in contrast to previous drilling carried out at Rio Luna, which generally reported minor silver values in the cores.
  Six holes were also completed on the Santa Rita target area on the El Paraiso Vein System.  Values ranged from less than one g/t gold to 8 g/t gold over widths of 0.5 to four metres.  The best gold intercept was 8 g/t over a width of 0.7 metres.  The silver values encountered were low.
  Assay results were recently received for the next five holes that were completed in the current campaign.  These holes were sited to test for down dip extensions of intercepts discovered in the previous drilling campaign in the East Balsamo and a portion of the West Balsamo target areas.  An intercept grading 11.0 g/t gold over 0.83 metres was the most significant result from these holes.  While there are numerous anomalous values ranging from 200 to 3000 parts per billion gold in other intersections, the drilling indicates that the veins at these locations lack continuity.
  In view of the Balsamo results, the focus of the next phase of the Company’s ongoing exploration effort at Rio Luna is being directed at follow up testing of targets on the San Andreas Vein System.  Five drill holes are being drilled on these targets.
  Two other target areas will be tested later in the 2006 exploration program, Santa Juana towards the northwest end of the El Paraiso Vein System and Filadelphia towards the southeast end of the same system.

Honduran operations:

First Point’s deferred exploration expenditures on the Cacamuya property during the current quarter were $11,161 (2005 - $11,618), as work in both quarters was mainly  for “care and maintenance” in light of the continuing moratorium imposed by the Honduran government several years ago on the transfer of title to mineral concessions.  The moratorium severely constrains the Company’s ability to negotiate terms for a potential joint venturing of this property to a third party. Without some assurance that an interest in a mining concession can be placed on the public record, potential joint venture partners are unlikely to commit to significant exploration expenditures.

Six months ended June 30, 2006

The net loss for the six month period ended June 30, 2006 was $319,037 (2005 - $151,652).    Excluding other items (primarily the gain on the sale of marketable securities totalling $159,142 (2005 - $nil) arising from the sale of 250,657 Aquila shares, the net loss for the six month period ended June 30, 2006 would have been $482,439, compared to a net loss of $178,976 for the same period in 2005.

The largest component in the general and administrative expenses for the six month period ended June 30, 2006 was the non-cash charge for stock-based compensation expense ($295,149 vs 2005 - $nil) incurred as a result of the vesting of 1,550,000 stock options granted during the period.  There were no options granted during the comparable six month period in 2005.  The increased expenses discussed above for the three month period ended June 30, 2006 were also largely responsible for the increases that were incurred in the six month period ended June 30, 2006.

3. Summary of Quarterly Results

The following table summarizes information derived from the Company’s financial statements for each of the eight most recently completed quarters:

Quarter Ended:	June 30	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30
Year:	2006	2006	2005	2005	2005	2005	2004	2004

Net sales or total revenue ($000s)	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Income (loss) from continuing operations: 1. in total (000s) 2. per share (1)	$29 $0.00	$(348) $(0.01)	$(118) $(0.01)	$(116) $(0.01)	$(85) $(0.00)	$(66) $(0.00)	$(141) $(0.01)	$(178) $(0.01)
Net income or loss: (i) in total (000s) (ii) per share(1)	$29 $0.00	$(348) $(0.01)	$(118) $(0.01)	$(116) $(0.01)	$(85) $(0.00)	$(66) $(0.00)	$(138) $(0.01)	$(180) $(0.01)

(1) Fully diluted loss per share amounts have not been calculated as they would be anti-dilutive.

4.         Liquidity and Capital Resources

First Point finances its activities primarily by issuing securities.  There is no assurance that funding will be accessible to First Point at the times and in the amounts required to fund the Company’s activities, as there are many circumstances that are beyond the ability of First Point to control that will have a bearing on the level of investor interest in purchasing the Company’s securities.

Debt financing has not been used to fund the Company’s property acquisitions and exploration activities and First Point has no current plans to use debt financing. The Company has no “standby” credit facilities, or any off-balance sheet arrangements and it does not use hedges or other financial derivatives.

Cash and Financial Conditions

The Company’s cash position was $1,371,810 at June 30, 2006 (2005 - $329,059).  The Company’s working capital was $1,329,453 as at June 30, 2006 (2005 – $407,504).

Financing Activities

In the six month period ended June 30, 2006, the Company completed a private placement, receiving gross proceeds of $1,626,700 (2005 - $nil).  The Company also received $36,500 (2005 - $nil) from the exercise of stock options, $7,000 (2005 - $nil) from the exercise of investors’ warrants and $4,100 (2005 - $nil) from the exercise of finders’ warrants.  The Company received $nil (2005 - $61,866) from the release of funds lodged in a trust account.

Investing Activities

During the first six months of 2006, the Company’s cash flow used for investing activities was $269,353 (2005 - $267,786).  Expenditures on mineral properties of $515,632 (2005 - $267,592) increased substantially, as the result of the drilling program currently underway on the Rio Luna property, the costs of which were partially offset by the $246,279 received from the sale of Aquila shares.

Outlook:

It is anticipated that for the foreseeable future, First Point will continue to rely on the equities markets to meet its financing needs.

The Company may pursue opportunities to enter into joint venture arrangements to advance its projects.

5.         Outstanding share data as at the Report Date

First Point has 49,093,244 common shares outstanding (68,241,198 shares fully diluted).  If the Company were to issue the 19,147,954 shares issuable upon conversion of all warrants and exercise of all incentive stock options outstanding, it would receive approximately $4,314,591.  There are 14,502,954 warrants outstanding with a conversion price of $0.20 per share, which expire at various dates between March 1, 2007 and December 21, 2007.  In addition, there are 4,645,000 stock options outstanding under the Company’s incentive stock option plan.  The stock options are exercisable at prices ranging from $0.19 to $0.55 per share, with expiry dates ranging to April 19, 2011.

6.         Transactions with related parties

First Point paid $14,149 (2005 - $36,994) in management fees for administrative services to Adera Company Management Inc. a private company controlled by J. Christopher Mitchell, who served as an officer and director of the Company.

First Point paid $7,300 (2005 - $nil) in management fees for administrative services to Teresa Cheng, an officer of the Company.

First Point paid $11,459 (2005 - $nil) for legal and other services to Heenan Blaikie LLP, a law firm.  Mr. Rod Kirkham, a director of the Company, is a partner of Heenan Blaikie.

These transactions were in the normal course of operations and were measured at the agreed amount, which was the amount of consideration established and agreed to with the related party.